SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

08027801

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report **Form X-17A-5** **Part III**	**Facing Page** **Information** **Required of Brokers and Dealers** **Pursuant to Section 17 of the Securities** **Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No.** 8-47577

Report For the Period Beginning 07/01/07 (MM/DD/YY) **and Ending** 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Victory Capital Advisers, Inc.

Official Use Only
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

PROCESSED
MAR 3 1 2008 E
THOMSON
FINANCIAL

127 Public Square
(No. and Street)

Cleveland	OH	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Michael Policarpo — 216-689-4825
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

0802-0916308

OATH OR AFFIRMATION

I, **Michael Policarpo** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Victory Capital Advisers, Inc.** as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victory Capital Advisers, Inc. does not hold customer accounts.

Signature

President and Financial Operations Principal
Title

Janet M. Negrelli
Notary Public

JANET M. NEGRELLI
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Nov. 30, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Exemption for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)
Period Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

0802-0916308

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

Period Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 4
Statement of Changes in Stockholder's Equity 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplementary Information

Schedule I: Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 11
Schedule II: Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 12
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 13

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Ave.
Cleveland, Ohio 44115-1476

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

We have audited the accompanying statement of financial condition of Victory Capital Advisers, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
/s/ Ernst & Young LLP

February 25, 2008

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 1,307,207
Distribution fees receivable	557,747
Prepaid expenses	117,163
Other receivable	550
Due from affiliate	38,389
Total assets	$ 2,021,056
Liabilities and stockholder's equity	
Liabilities:	
Distribution fees payable	$ 542,596
Accrued distribution related expenses	152,965
Payable to affiliate	10,837
Accrued professional fees	14,583
Other accrued expenses	2,686
Total liabilities	723,667
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1,291,754
Retained earnings	5,635
Total stockholder's equity	1,297,389
Total liabilities and stockholder's equity	$ 2,021,056

See accompanying notes.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income *(Note 1)*

For the Period July 1, 2007 Through December 31, 2007

Revenues	
Distribution fees	$ 3,251,105
Commissions, net	62,847
Base distribution fees	98,700
Support fees from affiliates	42,240
Total revenues	3,454,892
Expenses	
Distribution and distribution related expense	$ 3,221,896
Administrative service fees to affiliate	117,748
Professional fees	31,768
Other expenses	19,776
Total expenses	3,391,188
Income before taxes	63,704
Income taxes	19,960
Net income *(Note 1)*	$ 43,744

See acompanying notes.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statements of Changes in Stockholder Equity *(Note 1)*

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2007	$ 725,000	$ 528,645	$ 1,253,645
Impact of ownership change effective December 1, 2007	566,754	(566,754)	–
Net income	–	43,744	43,744
Balance at December 31, 2007	$ 1,291,754	$ 5,635	$ 1,297,389

See accompanying notes.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

For the Period July 1, 2007 Through December 31, 2007

Operating activities	
Net income *(Note 1)*	$ 43,744
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(98,275)
Increase in distribution fees receivable	(30,547)
Decrease in other receivable	237,787
Decrease in due from affiliate	47,180
Increase in distribution fees payable	15,397
Increase in other accrued expenses	65,006
Decrease in payable to affiliate	(19,279)
Decrease in accrued professional fees	(20,417)
Net cash provided by operating activities	240,596
Cash:	
Beginning of period	1,066,611
End of period	$ 1,307,207

See accompanying notes.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Notes to Financial Statements

December 31, 2007

1. Organization

Victory Capital Advisers, Inc. (the Company) is a wholly owned subsidiary of KeyCorp (Key or Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and underwriter for The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (collectively the Funds), Placement Agent for Victory Capital Management's Victory Series LLC and Austin Capital Management's securities. Substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

On August 23, 2007, Key entered into a Stock Purchase Agreement (the Agreement) with Citi Investor Services, Inc. (Citi), formerly known as The BISYS Group, Inc., under which Key agreed to acquire all of the outstanding stock of the Company for a purchase price equal to the net asset value on the date of closing as defined in the Agreement plus cash of $100,000. On November 30, 2007, Key completed its acquisition of the Company by making a cash payment of $1,391,754 to Citi. At the acquisition date, the fair value of the assets acquired net of the liabilities assumed amounted to $1,291,754. This amount has been reflected as common stock in the accompanying financial statements. The excess of the purchase price over the net assets acquired was not allocated to the Company by Key.

Prior to Key's acquisition, the Company used a June 30 fiscal year end. In keeping with Key's corporate policy, the Company's year end was changed to December 31 at the acquisition date. In accordance with FINRA regulations, the accompanying financial statements have been prepared for the period July 1, 2007 through December 31, 2007. The net income applicable to Key's ownership for this period was $5,635.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank unrelated to Key which, from time to time, exceeds the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the Agreement) between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Fund shares, and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions (12b-1 fees) to the broker-dealers who originated the sales as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Prior to November 30, 2007, base distribution fees were earned from the Funds' investment adviser (Victory Capital Management) for providing ongoing management and oversight of distributor activities. These fees were billed and earned monthly. Subsequent to November 30, 2007, the base distribution fees were replaced with support fees. These fees are earned monthly pursuant to two distribution support agreements between the Company, Victory Capital Management, a subsidiary of KeyBank N.A., and Austin Capital Management, a subsidiary of KeyCorp.

Distribution and Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are recorded as revenue of the Company and may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Income Taxes

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions are recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include a annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were adopted by the Company on July 1, 2007. The Company was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. Upon adoption, there were no adjustments required.

The Company will be included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The accompanying additional tax information relates solely to the period the Company was owned by Key. All tax liabilities arising prior to the acquisition described in Note 1 were settled by Citi.

3. Income Taxes (continued)

The difference between income taxes and the amounted computed by applying the statutory Federal tax rate of 35% to income before taxes for the period December 1, 2007 through December 31, 2007 is as follows:

Expected income tax at U.S. statutory tax rate (35%)	$ 2,510
State taxes, net of federal benefit	176
Income tax expense	$ 2,686

No cash was paid to the Parent for income taxes during December 2007.

4. Related-Party Transactions

During the period July 1, 2007 through November 30, 2007, Citi and certain of its subsidiaries provided various services to the Company such as acting as collecting and paying agent, providing use of office facilities, equipment, personnel and other administrative services. The Company was charged an administrative service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $47,915 for the period July 1, 2007 through November 30, 2007.

For the one month period ending December 31, 2007 KeyCorp and certain of its subsidiaries provided various services to the Company such as providing use of office facilities, equipment, personnel and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $69,833 for December 2007. The service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, can not exceed 15 to 1. At December 31, 2007, the Company had net capital under the Rule of $1,126,136, which was $1,077,892 in excess of its minimum required net capital of $48,244. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 0.64 to 1.

6. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(i) – the Company will not hold customer funds or safekeep customer securities.

7. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

Supplementary Information

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2007

Total stockholder's equity from statement of financial condition		$ 1,297,389
Deductions for nonallowable assets:		
Due from affiliates	$ 38,389	
Prepaid expenses	117,163	
Distribution fee receivable	15,151	
Other receivable	550	171,253
Tentative net capital		1,126,136
Haircut on investments		–
Net capital		1,126,136
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		48,244
Excess net capital		$ 1,077,892
Total aggregate indebtedness		$ 723,666
Percentage of aggregate indebtedness to net capital		64%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between computation above and the corresponding computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of January 25, 2008.

See accompanying Report of Independent Registered Public Accounting Firm.

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

See accompanying Report of Independent Registered Public Accounting Firm.

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Ave.
Cleveland, Ohio 44115-1476

Phone: (216) 861-5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (the Company), as of and for the period ended July 1, 2007 through December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

February 25, 2008

END